KEARNY FINANCIAL CORP. AND SUBSIDIARIES
                STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS
                ------------------------------------------------
           (In Thousands, Except Share and Per Share Data, Unaudited)


                                                        Three Months Ended
                                                        September 30, 2005
                                                       -------------------

Income available to common stockholders                   $        2,964

Weighted average shares outstanding                           71,052,679

Basic earnings per share                                  $         0.04

Income for diluted earnings per share                     $        2,964

Total weighted average common shares and
equivalents outstanding for diluted computation               71,052,679

Diluted earnings per share                                $         0.04